[Letterhead of Helms Mulliss & Wicker, PLLC]

704.343.2226	201 North Tryon Street
Fax 704.444.8749	Charlotte, NC 28202
burt.arrington@hmw.com	P.O. Box 31247 (28231)
704.343.2000
f704.343.2300
March 23, 2007
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
Attention: Mr. Mark Webb

Re:	BB&T Corporation Form S-4 Filed January 30, 2007 File No. 333-140326
Dear Mr. Webb:
     On behalf of BB&T Corporation (“BB&T”), pursuant to Rule 461 under the Securities Act of 1933, as amended, BB&T does hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-4, as amended (the “Registration Statement”), filed in connection with BB&T’s proposed acquisition of Coastal Financial Corporation, to 4:00 p.m. on March 23, 2007, or as soon as practicable thereafter.
     BB&T hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve BB&T from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	BB&T may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or require additional information, please call the undersigned at (704) 343-2226.

Securities and Exchange Commission
March 23, 2007

Very truly yours,
/s/ D. Burt Arrington
D. Burt Arrington

cc:	M. Patricia Oliver J. Richard Hazlett Paul M. Aguggia Victor L. Cangelosi Jonathan Gottlieb